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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of July, 2003

Commission File Number  0-14009

                      CONSOLIDATED MERCANTILE INCORPORATED
                 (Translation of registrant's name into English)

                    106 Avenue Road, Toronto, Ontario M5R 2H3
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ________

Included in this Report on Form 6-k:
MATERIAL CHANGE REPORT, July 2, 2003
PRESS RELEASE July 2 , 2003

MATERIAL CHANGE REPORT, July 2, 2003


                             MATERIAL CHANGE REPORT
                                   Pursuant to
                  Section 75(2) of the Securities Act (Ontario)
                    Section 73 of the Securities Act (Quebec)

Item 1   Reporting Issurer

         CONSOLIDATED  MERCANTILE  INCORPORATED,  106 Avenue Road, Toronto,
          Ontario M5R 2H3

Item 2   Date of Material Change

         June 30, 2003

Item 3   Publication of Material Change

         Press Release issued in Toronto through
         Canada NewsWire, on July 2, 2003 (see
         Schedule "A" attached).

Item 4   Summary of Material Change

         Shareholders of the Issuer approved a 1.75 for 1 stock split of the outstanding common shares at a meeting held on June 27, 2003.
         Articles of Amendment were filed on June 30, 2003, giving effect to the stock split.

Item 5   Full Description of Material Change
------   -----------------------------------

                 A full description of the Material
         Change is set out in the Press Release
         attached as Schedule "A".

Item 6   Reliance on Section 75(3) of the Act
------   ------------------------------------

         Not applicable.

Item 7   Omitted Information

         Not applicable.

Item 8   Senior Officers

         Enquiries may be directed to Stan
         Abramowitz, Secretary, of the Issuer - (416)
         920- 0500.

Item 9   Statement of Senior Officer

         The foregoing accurately discloses the
material change referred to herein.

Toronto, Ontario                    "STAN ABRAMOWITZ"
July 2, 2003                        Stan Abramowitz, Secretary

PRESS RELEASE JLY 2, 2003

                      CONSOLIDATED MERCANTILE INCORPORATED


PRESS RELEASE


CONSOLIDATED MERCANTILE ANNOUNCES STOCK SPLIT


Toronto, Ontario Trading Symbols: TSX (`CMC")
July 2, 2003      NASDAQ  ("CSLMF")


     Consolidated Mercantile Incorporated announces that shareholders of the Company at a meeting held on June 27, 2003 approved a 1.75 for one stock split of the outstanding common shares of the Company. Articles of Amendment were filed on June 30, 2003 subdividing the 2,779,320 issued common shares into 4,863,810 issued common shares of the Company on the basis on 1.75 common shares for each presently issued one common share.

     Upon receipt of approval of the Toronto Stock Exchange and all other necessary regulatory approvals, estimated to take approximately 2 weeks, the shares will commence trading on the split basis.







For further information, please contact:
Stan Abramowitz, Secretary
(416) 920-0500

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                      CONSOLIDATED MERCANTILE INCORPORATED


Date: February 5, 2004


                             By:/s/DANIEL S. TAMKIN
                          -------------------------------
                        Daniel S. Tamkin, Vice President